Exhibit 99.1

Aurinia Recognizes World Kidney Day and National Kidney Month with New Activities Focused on Raising Awareness for Kidney Disease

VICTORIA, British Columbia--(BUSINESS WIRE)--March 14, 2019--In recognition of World Kidney Day and National Kidney Month, Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH/TSX: AUP), a late clinical-stage biopharmaceutical company with research ongoing in two kidney diseases, Lupus Nephritis (LN) and Focal Segmental Glomerulosclerosis (FSGS), today announced a host of activities, including an initiative with The National Kidney Foundation (NKF), designed to raise awareness for kidney disease. To find out more and to get involved in National Kidney Month, Aurinia invites all to:

  Explore important resources and activities from NKF and ALL IN, Aurinia’s educational program and support community for people living with LN, on the ALL IN Program website. Aurinia is working with the NKF to go #ALLINorange throughout the month of March. ALL IN community members will receive #ALLINorange buttons to wear to show support for kidney disease, as well as receive access to helpful information. Learn more at www.allinforln.com/allinorange
  Visit our National Kidney Month calendar on Aurinia’s corporate website to get information about kidney disease and a quick overview of the important kidney awareness activities happening in March. Access the calendar here: www.auriniapharma.com/calendar
  Re-share, like or comment on the useful resources and surprising facts about kidney disease that we are posting from our handle @AuriniaPharma on Twitter and Facebook

“National Kidney Month is so important because it is imperative that kidney health becomes a part of everyday conversations,” said Joseph Vassalotti, MD, Chief Medical Officer with the National Kidney Foundation. “Kidney diseases such as lupus nephritis and FSGS can be devastating for people living with those diseases as well as their friends, family and loved ones. For these reasons, we are excited to work with Aurinia to both spread awareness and provide helpful resources.”

“Both LN and FSGS are serious and often debilitating diseases for which there are currently no FDA or EMA approved therapies,” said Neil Solomons, M.D. Chief Medical Officer at Aurinia. “Additionally, LN and FSGS can lead to end-stage renal disease requiring dialysis or kidney transplant. In extreme cases these diseases can even lead to death. Aurinia is committed to raising awareness around these kidney diseases and to developing innovative products to potentially help,” he added.

To learn more about LN, visit ALL IN at www.allinforlupusnephritis.com.

About Aurinia Pharmaceuticals

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The company is currently developing an investigational drug, for the treatment of Lupus Nephritis, Focal Segmental Glomerulosclerosis and Dry Eye Syndrome. The company is headquartered in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Kidney Disease

In the United States 30 million adults are estimated to have chronic kidney disease—and most aren’t aware of it. 1 in 3 American adults are at risk for chronic kidney disease. Risk factors for kidney disease include diabetes, high blood pressure, heart disease, obesity and family history. People of African American, Hispanic, Native American, Asian or Pacific Islander descent are at increased risk for developing the disease. African Americans are 3 times more likely than whites, and Hispanics are nearly 1.5 times more likely than non-Hispanics to develop end stage renal disease (kidney failure).1

About National Kidney Foundation

The National Kidney Foundation (NKF) is the largest, most comprehensive, and longstanding patient-centric organization dedicated to the awareness, prevention, and treatment of kidney disease in the U.S. For more information about NKF, visit www.kidney.org.

Forward-Looking Statements

Certain of the statements made in this presentation may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable U.S. securities law. These forward-looking statements or information include, but are not limited to statements or information with respect to the projected worth of the lupus nephritis (LN) market, that voclosporin is potentially a best-in-class calcineurin-inhibitor (CNI) with robust intellectual property protection and exclusivity and the likelihood of data exclusivity in major markets, the expectation that voclosporin will be the only CNI with a label for LN, the expected progress of the AURORA study; the anticipated commercial potential of voclosporin for the treatment of LN and FSGS.

When used in these marketing materials, the words “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements or information.

We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN program; that another company will not create a substantial competitive product for Aurinia’s LN business without violating Aurinia’s intellectual property rights; and the size of the LN market. Even though the management of Aurinia believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: the market for the LN business may not be as estimated; and competitors may arise with similar products.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this presentation is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

1 https://www.kidney.org/news/newsroom/factsheets/KidneyDiseaseBasics

CONTACT:
Aurinia Pharmaceuticals
Investor Inquiries:

Glenn Schulman, PharmD, MPH
Corporate Communications
gschulman@auriniapharma.com

or

Media Inquiries:
Christopher Hippolyte, 212-364-0458
Christopher.Hippolyte@syneoshealth.com